August 17, 2010

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn:	Mr. Stephen Krikorian
Ms. Maryse Mills-Apenteng
Ms. Courtney Haseley

	Re:	SRS Labs, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 23, 2010 File No. 0-21123

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 3, 2010 (the “SEC Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) filed by SRS Labs, Inc. (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.

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Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 26, 2010)

Elements of Company’s Compensation Plan, page 23

1.                                      In response to prior comment 11, we note your undertaking to provide compensation data on an individual basis in future filings. We further note your assertion that there was only slight variation in the amount of increase for each NEO.  However, where there was a change in compensation, you have not explained how the increase was determined or how the level of performance in these areas impacted actual compensation awards in 2009. We note, for example, that your Compensation Committee determined to (i) target merit bonuses at 10% of base salary, (ii) increase base salary by 8% (other than for the CEO and CTO), (iii) target participation in the Profit Sharing and Bonus Plan at 12% of base salary, and (iv) grant options to purchase 30,000 shares to each of your executive officers.  Your discussion regarding each of these elements of compensation should provide a substantive analysis in support of these specific payout amounts.  Please confirm your understanding.

Response:              The Company confirms that it will also provide a substantive analysis in future filings in support of the determination of the specific payout amounts for each of these elements of compensation.  This analysis will include how the increase was determined and if applicable, how the level of performance in these areas impacted actual compensation awards in 2009.

2.                                      In response to prior comment 13, you indicate that compensation elements were examined both individually and collectively to ensure, among other things, that total compensation packages were “appropriate, fair among the NEOs and competitive in the market.”  However, you did not provide an analysis describing how the Compensation Committee’s evaluation of each compensation component impacted decisions regarding the other elements of compensation. Please tell us specifically whether any one compensation element affected decisions regarding any other element of compensation and, if so, how. Please provide appropriate disclosure in future filings, as applicable.

Response:              The Compensation Committee did review each element of compensation both individually and collectively with all other elements of the NEOs compensation; however, the evaluation of each element of compensation in 2009 did not impact the other elements of Compensation, and the Compensation Committee did not make any adjustments to any element of the NEOs’ compensation as a result of that review.  To the extent that any evaluation of any element of the NEOs’ compensation impacts other elements of compensation in the future, the Company will provide disclosure of the same.

3.                                      We note your response to prior comment 14. Although you indicate that MBO scores do not directly translate into a numerical compensation entitlement and that they are one of several factors considered in determining compensation, we would nevertheless expect your disclosure to include a materially complete discussion of the 2009 performance objectives for each named executive officer as well as an analysis regarding how the achievement or non-achievement of those goals by each of your named executive officers impacted actual compensation for 2009. Please confirm your understanding and provide appropriate disclosure in your future filings.

Response:              The MBOs generally consist of a large number of specific tasks or goals for the NEO that may be updated from time to time as the year progresses.  These tasks typically relate to the NEO’s management of their respective business units and personnel reporting to the NEO, as well as their contribution to the Company’s performance.  In future filings, the Company will provide a general discussion of the objectives for each NEO as well as an analysis regarding how the achievement or non-achievement of those goals by each NEO impacted such NEO’s compensation for that year.

Profit Sharing and Bonus Plan. page 24

4.                                      In response to prior comment 15, you represent that payments pursuant to the Profit Sharing and Bonus Plan were the only compensation component for which the Compensation Committee exercised discretion. Yet, in response to prior comment 14 you indicate that the MBOs are “just one of the tools that assists the CEO in analyzing and fairly establishing the discretionary component of each NEO’s compensation.” Please clarify to what extent discretion was used in determining each element of compensation awarded to your named executive officers for 2009.

Response:              The MBOs do not impact any payments under the Profit Sharing and Bonus Plan as such payments are formulaic based on the amount of the funded pool. The Compensation Committee may exercise discretion in increasing the size of the pool, but the actual payouts under this plan are made pro rata to each participating employee (including NEOs) based on such employee’s relative base salary.  In 2009, the Compensation Committee exercised discretion in determining to fund the bonus pool for two quarters in 2009 even though the thresholds for such bonus were not met due to the Company’s strong performance despite the discretionary investments that made by the Company after the operating plan for 2009 was established.

The Compensation Committee does exercise discretion over the following elements of the NEO’s compensation:  (a) base salary increases; (b) option grants; and (c) merit bonuses.  The MBOs do not translate directly into compensation and are one of the factors that the CEO and the Compensation Committee use to establish payouts for such compensation elements.

Employment Contracts and Termination of Employment and Change in Control Arrangements

5.                                      Your response to prior comment 16 does not appear responsive to our comment. As previously requested, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements described on page 27 and the change in control protection plan described on page 28. In addition, quantify the estimated payments and benefits that would be provided in each covered circumstance under the employment agreements described on page 27. See Item 402(j)(2) and (3) of Regulation. S-K. With respect to our request regarding quantification, we refer you to Instruction 1 to Item 402(j) of Regulation S-K,

Response:

Change in Control Protection Plan.  Under the SRS Labs, Inc. Amended and Restated Change in Control Protection Plan (the “Plan”), if a participant’s employment is terminated for Cause or the participant resigns for Good Reason within two years after a Change in Control, the Company will pay to the participant a severance payment that ranges between one and two times the participant’s Base Amount.  The Base Amount for a participant is equal to the participant’s base salary in effect immediately before the Change in Control plus the cash bonus and cash commissions paid to the participant by the Company during the last completed calendar year immediately before the year in which a change of control occurs.  The multiple of the Base Amount is set forth in each participant’s Participation Agreement that was entered into pursuant to the Plan in August 2009, the form of which was filed with the SEC as a material contact.

The severance payment is payable in a lump sum amount within 60 days of such termination or resignation.  Notwithstanding the foregoing, the Plan Administrator may delay paying any change in control benefits for up to six months and one day if the Plan Administrator reasonably determines that an earlier payment will violate Section 409A(a)(2)(B)(i) of the Internal Revenue Code.  In order to qualify as a resignation for Good Reason, the participant must also give written notice to the Company within ninety (90) days following the existence of such Good Reason event indicating and describing the event resulting in such Good Reason, and the Company does not cure such event within thirty (30) days following the receipt of such notice.

The Plan also provides that the Company will reimburse the NEOs for COBRA premiums he or she pays for a period of 18 months following a covered termination.  The Compensation Committee approved the terms of the Participation Agreements for each of the NEOs, and the multiplier of the Base Amount and length of COBRA coverage were the same as in the initial Participation Agreements entered into under the original Plan that was adopted in 2005.

Under the Plan, assuming a Change in Control took place on December 31, 2009, the severance payments to each of the NEOs would have been as follows:

	Base Amount
NEO	Base Salary at 12-31-09	2008 Cash Bonus and Commissions(1)	Multiplier	Total Estimated Severance Payment
Thomas C.K. Yuen	$300,000	$40,615	2.0	$681,230
Ulrich E. Gottschling	$240,750	$31,945	1.5	$409,043
Jeff Klaas	$237,600	$13,810	1.0	$251,410
Alan Kraemer	$298,668	$40,856	1.5	$509,286
Sarah Yang	$243,639	$31,513	1.0	$275,152

(1)                                   2008 amounts were used since the Change in Control is assumed to have occurred as of December 31, 2009.

As a condition precedent to any participant’s right to collect any benefits pursuant to this Plan, the Company may in its discretion require that the participant execute the following documents in a form satisfactory to the Company:  (i) A general release of any and all past, present, or future claims that the participant may have against the Company, its subsidiaries and affiliates, and their officers, directors, employees and agents, and a covenant not to bring any action in respect of any claim so released; (ii) an agreement not to make disparaging comments (whether orally or in writing) regarding the Company or its subsidiaries and affiliates, its officers and employees, its products and services, or any other aspect of the Company’s business either during or following termination of the participant’s employment with the Company; and (iii) a confidentiality agreement.

Any participants, like Messrs. Yuen and Kraemer, who also have an employment agreement or severance agreement with the Company that provides for severance-related benefits will not be entitled to receive any benefits under the Plan unless the participant waives any and all severance benefits under his employment or severance agreement within five business days after a covered termination or resignation.

Employment Agreements

The Company entered into an employment agreement with each of Messrs. Yuen and Kraemer effective as of July 1, 1996 (the “Employment Agreements”), which Employment Agreements automatically renew for additional one-year periods unless prior notice of termination is given by either the Company or such officer. Each of the Employment Agreements has been automatically renewed for each successive one-year period since adoption, and no terms thereunder were changed during 2009.

In the event the Company either terminates the Employment Agreement at the end of the current term, or terminates such Employment Agreement during the current term without cause, such officer is entitled to receive his then base salary, as well as his health, life and disability insurance and such other employee benefits that such officer had prior to such termination for the remainder of the current term of his Employment Agreement plus an additional period of 12 months (the “continuation period”).  During the continuation period, such officer is also entitled to any bonus earned pursuant to the annual incentive bonus plan or similar plan that is payable during such continuation period.

During the continuation period, such officer is obligated to provide certain advisory services to the Company. Such severance benefits are payable over the term of the continuation period, provided, however, that if the officer accepts employment from any other party during the continuation period, the severance benefits will immediately terminate on the date on which such new employment commences and the officer will receive a lump sum severance payment equal to 80% of the balance of the continuation salary payments.  Any cash bonus amount that would otherwise be payable within the continuation period, if not paid on or prior to such acceptance date of such other employment, shall not be paid.

During the continuation period, the stock options held by Messrs. Yuen and Kraemer will continue to vest.  In addition, both of the Employment Agreements require that all options granted to Messrs. Yuen and Kraemer to provide for 100% acceleration of vesting for outstanding stock options if such officer is terminated without cause or such officer resigns for Good Reason within 90 days before or one year after a change in control in the Company, as defined in his Employment Agreement.

Under the Employment Agreements, in the event the Company terminates the employment of such officer without cause within 90 days before or one year after a Change in Control or such officer resigns with good reason within one year after a Change in Control, then as severance and in lieu of all compensation or damages, the Company shall pay such officer the following:  (i) an aggregate amount equal to such officer’s base salary for the remainder of the current term of his Employment Agreement plus an additional period of 12 months (payable in a lump sum or in equal monthly installments at the election of the officer), (ii) any bonus amount earned pursuant to the Company’s annual incentive bonus plan or such similar plan and which would otherwise be paid if such officer were employed by the Company during the 12 months following such resignation or termination (the “termination period”); and (iii) all such other benefits payable to such officer in the event of a termination without cause as discussed above.

The following table sets forth the amount of severance payable the cash payments to each of Messrs. Yuen and Kraemer under the Employment Agreements (i) in the event their employment is terminated without Cause (whether or not following a Change in Control, or (ii) they resign for Good Reason following a Change in Control (assuming such termination or resignation occurred on December 31, 2009).

NEO	Base Salary at 12-31-09	2009 Cash Bonus and Commissions(1)	Total Estimated Severance Payment
Thomas C.K. Yuen	$300,000	$63,890	$363,890
Alan Kraemer	$298,668	$79,421	$378,089

(1)                                   Since the bonus amounts for 2010 (which would be the continuation period) are not yet ascertainable, the Company has used the amount of bonus actually paid for 2009 for this estimate.

Item 13.  Certain Relationships and Related Transactions and Director Independence, Incorporated by Reference from Definitive Proxy Statement on Schedule 14A. filed April 26, 2010)

Transactions with Management and Others. page 32

6.                                      In response to prior comment 18, you indicate that no formal policy with respect to related party transactions exists. Please tell us how and on what basis the audit committee reviews and approves related party transactions and how your disclosure complies with Item 404(b) of Regulation S-K.

Response:              The Audit Committee Charter provides that the Audit Committee shall review and approve all related party transactions for which committee approval is required by applicable law or by the NASDAQ Stock Market.  While this is the Company’s only written policy governing the review of related party transactions, all of the directors and officers typically complete a questionnaire each year, pursuant to which each such person is asked to disclose the existence and nature of any related party transactions.  To the extent any related party transactions are disclosed in such questionnaires or management otherwise becomes aware of such related party transactions, management brings such transactions to the attention of the Audit Committee for its review and approval.  Given the very small number of related party transactions in recent years, no formal policy exists regarding the nature of such review.  Rather, the Audit Committee conducts such review in the manner it deems appropriate based on the nature of the particular transaction.  The Company will provide similar disclosure to the foregoing in future filings.

Financial Statements

Note 5. Income Taxes. page 44

7.                                      We note your response to prior comment 21.  Please tell us more about the nature of the foreign withholding taxes, why they are withheld and tell us if the foreign withholding taxes are based on income or revenues.  If they are based on revenues, please tell us how you have considered the provisions of ASC 740-10-15-3 in classifying these expenses as income tax expense.

Response:              As previously noted, all technology license agreements are entered into between SRS Labs, Inc. (a Delaware corporation) and the licensee, and as such, our operating subsidiaries do not enter into any TLAs or receive any royalty payments from our licensees.   In certain foreign jurisdictions, our licensees are required to compute withholding taxes based upon gross royalties (license revenue).  Those withholding amounts are remitted by the licensee directly to the foreign taxing authorities.

The Company follows ASC 605-45-50, Revenue Recognition-Taxes Collected from Customers and Remitted to Governmental Authorities” (formerly EITF Consensus 06-03, herein referred to as the “Consensus”) to record foreign taxes associated with such license revenue and has made an accounting policy election to report such foreign taxes on a gross basis as permitted by such Consensus. The Company is the primary obligor on these transactions. The Company’s accounting policy election for recording foreign taxes withheld on a gross basis as revenues and as income taxes comports with the underlying economics.

The Company relies on the scope of the Consensus on Issue 1 for applicability to the foreign withholding taxes it pays. Issue 1 “includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes.” The Company relies on Issue 2 of such Consensus for the presentation of its foreign taxes whereby the Consensus allows these taxes assessed on revenue-producing transactions on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues).  Issue 2 and ASC 605-45-50-4 provide that this presentation is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion 22.

We note that the payment of foreign taxes results in a one-for-one credit against U.S. domestic federal income taxes in the Company’s federal tax returns. Specifically,  U.S. domestic federal taxes are reduced by the effect of the foreign taxes paid each year. Amounts not utilized can be carried forward to as credits against future domestic federal taxes. As such, the effect of the foreign taxes paid is considered and reflected within income tax expense in our financial statements.. Accordingly, the Company believes  the treatment and presentation  of foreign taxes paid is within the scope of ASC 740-10-15-3 (a), Income Taxes (formerly SFAS No. 109). We note that that such presentation is similar to the Company’s publicly-traded competitors  such as Dolby Laboratories, Inc.  Our disclosures regarding foreign taxes paid are visible to a user of the  Company’s financial statements as such foreign taxes are disclosed as a component of current foreign taxes in Note 5 entitled Income Taxes.

In addition, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fillings; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 442-5596.  Thank you very much for your assistance with this matter.

Very truly yours,

SRS LABS, INC.

By:	/s/ Ulrich Gottschling
Ulrich Gottschling
Chief Financial Officer